April 2011

Pricing Sheet dated April 6, 2011 relating to Preliminary Terms No. 749 dated April 5, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Trigger PLUS Based on the Value of the S&P 500® Index due April 11, 2013
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – APRIL 6, 2011
Issuer:	Morgan Stanley
Maturity date:	April 11, 2013
Underlying index:	S&P 500® Index
Aggregate principal amount:	$5,575,000
Payment at maturity:	If the final index value is greater than the initial index value,
$10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value but the index level has not decreased to or below the trigger level at any time on any day during the observation period,
$10
If the final index value is less than or equal to the initial index value and the index level has decreased to or below the trigger level at any time on any day during the observation period,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10, which may result in a loss of some or all of your investment.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	150%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,335.54, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Index level:
The value of the underlying index at any time during regular trading hours on any index business day during the observation period as published under Bloomberg ticker symbol “SPX” or any successor symbol, or in the case of any successor index, the Bloomberg ticker symbol for any such successor index

Trigger level:	934.878, which is 70% of the initial index value
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the underlying index from and including the index business day immediately following the pricing date to and including the valuation date

Valuation date:	April 8, 2013, subject to adjustment for non-index business days and certain market disruption events.
Maximum payment at maturity:	$13.10 per Trigger PLUS (131% of the stated principal amount)
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date:	April 6, 2011
Original issue date:	April 11, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	61760E572 / US61760E5722
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Trigger PLUS	$10	$0.1125	$9.8875
Total	$5,575,000	$62,718.75	$5,512,281.25
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.1125 for each Trigger PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”), and have been licensed for use by Morgan Stanley.  The Trigger PLUS are not sponsored, endorsed, sold or promoted by S&P or MGH, and S&P and MGH make no representation regarding the advisability of investing in the Trigger PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 749 dated April 5, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008
The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.